ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED

2007 JUN -5 A 8:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

SUPPL

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

07024069

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED

JUN 0 7 2007

THOMSON
FINANCIAL

6/5

Datum/Date: 08.01.2007

ERSTE BANK

The Management Board of Erste Bank der oesterreichischen Sparkassen AG invites the shareholders of the company to its

14th Annual General Meeting

to be held on Thursday, 31th May 2007, 10.00 a.m. at the Austria Center Vienna, Saal A, Bruno-Kreisky-Platz 1, 1220 Vienna.

Agenda:

1. Presentation of the approved annual financial statements and the status report of the Management Board as well as the report of the Supervisory Board for the financial year 2006, and presentation of the group financial statements and the group status report for the financial year 2006.

2. Resolution on the distribution of profits.

3. Grant of discharge to the members of
   a) the Management Board
   b) the Supervisory Board
   with regard to the financial year 2006.

4. Resolution on the remuneration of the members of the Supervisory Board.

5. Election to the Supervisory Board.

6. Appointment of an additional auditor and group auditor for the financial year 2008 in addition to the Savings Banks Auditors Association (Sparkassen-Prüfungsverband) as the statutory auditor.

7. Approval of the acquisition by Erste Bank of own shares for the purpose of securities trading.

8. Authorisation of the acquisition by Erste Bank of own shares for no designated purpose.

9. Resolution on the amendment of the articles of association as follows:

   a) Amendment of point 7 of the articles of association (Adjustment pursuant to the Take Over Law - Amendment 2006)

   b) Amendment of point 10.1 of the articles of association (Increase of the number of Managing Board members from a maximum of eight to a maximum of nine)

   c) Amendment of point 17.2 of the articles of association (cash value cover for municipal bonds)

You are requested to allow time for the large number of expected participants and the usual security measures. Admission for the collection of voting cards starts at 9 am.

To attend the annual general meeting, shareholders of Erste Bank must deposit their shares with Erste Bank, an Austrian notary public, or the main office of another Austrian bank until 24 May 2007 at the latest, and have those shares deposited until the end of the annual general meeting. Deposit offices must submit certificates of deposit by 25 May 2007, at the latest, to the company (in advance by telefax: 050100 916383 - from abroad: +43 50100 916383).

The group annual report (*Konzerngeschäftsbericht*) with the group annual financial statements (*Konzernjahresabschluss*) and the group status report (*Konzernlagebericht*), and the annual financial statements and the status report of Erste Bank, are available to interested parties, free of charge, at the head office of Erste Bank ("Kassensaal"), 1010 Vienna, Graben 21. Furthermore, the report of the Management Board concerning the employee share ownership program 2007 is also available to interested parties, free of charge, at the head office of Erste Bank ("Kassensaal"), 1010 Vienna, Graben 21, until the day of the shareholders' meeting.

Vienna, Mai 2007 The Management Board

END